May 11, 2012

VIA EDGAR

Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SUPERVALU INC.

Form 10-K for Fiscal Year Ended February 26, 2011

Filed April 21, 2011

Form 10-Q for Fiscal Quarter Ended December 3, 2011

Filed January 12, 2012

File No.: 001-05418

Dear Mr. Mew:

SUPERVALU INC. (“we,” “us,” “our” or the “Company”), respectfully submits this response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by e-mail on April 13, 2012, to the above-referenced filings. For your convenience, we have set forth each of the Staff’s comments immediately preceding each of our responses.

Form 10-K for Fiscal Year Ended February 26, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 19

Results of Operations, page 19

Comparison of Fifty-two weeks ended February 26, 2011 (fiscal 2011) with Fifty-two weeks ended February 27, 2010 (fiscal 2010), page 19

1.	We note your response to comment 3 and your disclosure on page 40 with regard to your use of the replacement cost and retail inventory methods to determine the current cost of your inventory before any LIFO reserve is applied. Please explain to us why and how you are using a combination of these methods to determine the cost of your inventory. Further, explain to us how the use of the replacement cost method is a reasonably accurate cost method. In this regard, we assume the replacement cost method may not be entirely representative of all units in ending inventory.

The Company uses one of either replacement cost, average cost, first-in first-out or the retail inventory method to value discrete inventory items at lower of cost or market prior to the application of any last-in, first-out (“LIFO”) reserve. The valuation method applied to discrete inventory units is largely dependent upon legacy accounting systems of the respective business in which the inventory is located, the respective traditional retail banner in which the inventory is located, or the characteristics of the inventory product group.

As a result of the Company’s acquisition of New Albertson’s, Inc. (“Albertson’s”) in fiscal 2007, the Company acquired businesses with legacy accounting systems, which accounted for inventory under certain valuation methods. The Company has continued to operate these accounting systems and consistently apply those inventory valuation methodologies.

The Company uses the average cost inventory valuation method for the Company’s Independent business. The Company uses replacement cost method for all Traditional retail inventory, except for nonperishable and general merchandise inventory items located at 5 of the Company’s legacy retail banners, where the Company uses the retail inventory method of valuation. The Company uses the first-in first-out method of inventory valuation for the majority of the Hard discount inventory.

The Company believes that each of the respective inventory methods utilized approximate cost. Under the replacement cost method, the most current unit purchase cost is used to calculate the current cost of inventories. The replacement method as identified by the American Institute of Certified Public Accountants (“AICPA”) task force issues paper file number 3175 section 2-12 through 2-15, is an approach compatible with the LIFO method of inventory valuation. The AICPA task force issues paper file number 3175 states in part:

“2-12 Some believe all three pricing approaches may be used for financial reporting purposes because each approach consistently applied produces income results compatible with the LIFO objective. Some also oppose restriction to one approach for practical considerations. They believe such restriction could produce benefits rarely worth the costs of additional recordkeeping necessary for a company to change from the approach it now uses. Others believe seasonal businesses need to be able to choose the approach that best matches most recently incurred cost and current revenues and that use of the earliest acquisition price sometimes does not achieve that goal. Also, pricing increments is only one element of the LIFO calculation and the practical considerations of the application require some flexibility in calculation techniques and the issue is significant only if price changes are significant. Further, all the approaches are used in practice today with no perceived problems because of diversity.”

“2-15 Advisory Conclusion: The task force believes (9 yes, 0 no) the order of acquisitions approach generally is more compatible with the LIFO objective but as a practical matter any of the three pricing approaches consistently applied may be used for financial reporting purposes”

The Company believes inventory valued under the replacement cost method is a reasonably accurate cost method on a first-in first-out basis because it approximates cost as determined by other acceptable inventory methods.

The Company has maintained a consistent application of inventory costing methods.

Note 14 – Segment Information, page 63

2. We note your response to comment 14. Please explain to us in further detail how you concluded your two retail operating segments were economically similar pursuant to the aggregation criteria in ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C. We note you consider operating earnings as a percentage of sales the best quantitative measure for assessing whether the traditional retail stores and hard discount stores operating segments satisfy the aggregation criteria under FASB ASC 280-10-50-11. However, we note from your website that customers at your Save-A-Lot stores can save up to 40% on groceries, and we assume this could result in a different customer base, different products and produce economic variability with respect to gross margins and sales trends. Therefore, please provide to us the internal financial reports that your CODM uses to assess the performance of your business. Lastly, please provide to us the following information in tabular form for the past three years for each of your three operating segments: revenue information, operating earnings as a percentage of sales, and gross margin history. Similarly, tell us how you evaluated the future economic prospects of your operating segments in your aggregation analysis, and provide to us in tabular form the aforementioned revenue, operating earnings as a percentage of sales, and gross margin information on a projected basis. We may have further substantial comment.

Aggregation of operating segments into the Retail food reportable segment under ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C

The Company aggregates its Traditional retail stores and Hard discount stores operating segments pursuant to the aggregation criteria in ASC 280-10-50-11, which provides that two or more operating segments may be aggregated into a single reportable segment if aggregation is consistent with the objective and basic principle of the rule, the segments have similar economic characteristics, and the segments are similar in the following areas:

a).	the nature of the products and services;

b).	the nature of the production processes;

c).	the type or class of customer for their products and services;

d).	the methods used to distribute their products or provide their services; and

e).	if applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

As discussed further below, the Company believes the aggregation of the Company’s Retail food operating segments is appropriate as the operating segments currently are similar in the areas noted in a). through e). above, exhibit similar economic characteristics, are consistent with the objective and basic principle of the rule, and are anticipated to exhibit the same future prospects.

The Company’s Retail food operating segments offer similar products to consumers

The Company operates a range of grocery formats under local and regionally recognized retail banners. All of the Company’s store formats offer a selection of grocery items and offerings of fresh produce, meat and frozen foods. There are some differences in product offerings at different store locations in line with the Company’s hyper-local retailing, which matches the offerings and experience of each store to its surrounding community and the demographics of the store location. For example, stores with a diverse customer base will offer a greater mix of ethnic products, and may offer more private label brands. In smaller stores with less available square footage, the range of category offerings and mix of products within a category may also vary.

Traditional retail and Hard discount formats both offer grocery items, fresh produce, meat and frozen foods. Traditional retail stores are typically 50,000 square feet (ranging in size from 8,000 to 108,000 square feet) and carry approximately 40,000 SKU’s, which are larger than the Company’s typical Hard discount store which is approximately 15,000 square feet (ranging in size from 7,000 to 33,000 square feet) and which carry approximately 2,500 SKU’s.

The Company’s Traditional retail store format typically carries a large assortment of nationally branded products, and also carries a significant assortment of private branded products. The Company has more than 5,000 private branded products available to cost conscious customers shopping at the Company’s Traditional retail stores. The Company’s Traditional retail formats provide value opportunities to cost conscious customers through a large array of private branded products including entry-level price point products.

The Company’s Hard discount format offers an assortment of national branded products, fresh produce and meat, as well as frozen foods and a broad range of high quality private label branded items that meet the needs of cost conscious customers.

Although product offerings often differ between store formats and between the operating segments, the Company believes these differences are insubstantial compared to the similarities between product offerings.

The nature of the production process is similar

The nature of the production process does not substantially differ for the products sold in the grocery store format within both operating segments. Products are initially purchased from vendors for resale through the respective segments’ centralized procurement process.

The Company’s Retail food operating segments serve similar customers

The types of customers or potential customers for both of the Company’s Retail food operating segments are consumers of grocery and non-grocery products in the United States. The Company’s operating segments serve a broad cross-section of the population. The Company considers its grocery customers or potential customers for both Retail food operating segments as substantially the same for several reasons. The nature of the products that can be purchased from a perishable and non-perishable food basis are similar in nature. For example, customers or potential customers can purchase like grocery items and offerings of fresh produce, meat and frozen foods. The Company’s Traditional retail stores are not typically in direct competition with its Hard discount stores for customers or potential customers within the same geographic market. The Company has not typically marketed these two Retail food segments against each other due to the expected effects of deteriorating the sales and operating earnings of the existing stores’ customer base. The Company considers that economic factors impact customers of the retail operating segments in a similar way, resulting in similar economic outcomes for the respective operating segments.

There are many factors affecting consumer choice, such as consumer confidence, unemployment, inflation or deflation, consumer buying habits, and availability of credit. These factors continuously change and as a result continuously affect individual consumer behavior and purchasing decisions. The Company considered changes in its Retail food operating segments’ performance as a key factor for the economic similarity in the segments’ customer base. During the past three fiscal years, the U.S. economy has experienced high levels of unemployment and low levels of consumer confidence and economic growth. These factors have contributed to the decline in customer counts for both Traditional retail and Hard discount stores during fiscal 2010 to fiscal 2012.

Both the Traditional retail and Hard discount store formats cater to a broad cross section of consumers. The premise of a hard discount format is that of a value focused offering. However, significant overlaps exist in location and customer demographics between the Company’s two retail operating segments, and both Traditional retail and Hard discount store formats focus on value propositions. Where both Traditional retail and Hard discount store formats are in proximity of each other, a number of the Company’s customers shop both store formats.

The majority of the Company’s Hard discount stores are located in neighborhoods with average household incomes below $50,000. The household income level of the majority of the Company’s Hard discount customers are also below $50,000. Approximately one quarter of the Company’s Traditional retail stores are located in neighborhoods with similar household incomes. In addition, a significant proportion of the Traditional retail customers have average household incomes below $50,000.

As advertised on the Hard discount stores website, significant savings are available to Hard discount store customers on private label purchases compared to nationally branded products. Both the Traditional retail and Hard discount store formats offer private label products to their customers and both the Traditional retail and Hard discount store formats generate a significant proportion of their respective revenues from the sales of private label products.

The Company’s Retail food operating segments purchase and distribute its products in a similar manner

The methods used to distribute the Company’s products to its end customers within its two Retail food operating segments are substantially the same. The products sold by the Company’s stores are purchased from third party consumer product companies and private brand manufacturers, and are distributed to the Company’s distribution centers or directly to the Company’s stores.

The Company’s Retail food operating segments operate in the same regulatory environment

The Company’s Retail food operating segments are subject to federal, state and local laws and regulations within the United States. All of the Company’s retail locations operate in the United States and are subject to substantially similar regulatory issues. No unusual regulatory environments exist in either Retail food operating segment that affects the environment under which the Company’s products are sold.

Similar economic characteristics

The Company believes the aggregation of the Traditional retail and Hard discount store operating segments into one Retail food reportable segment is consistent with the objective and principles set forth in ASC 280-10-55-7A, which states:

“Paragraph 280-10-50-11 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.”

When assessing economic similarity, the Company considers operating earnings (described as EBIT in Exhibit 1 provided supplementally) as a percentage of sales the best quantitative measure for evaluation of aggregation. The Company believes that operating earnings as a percentage of sales is the key measure of overall profitability as it incorporates both gross margin and the costs of operating the business that generates that margin. In the retail grocery business gross margin is not considered the best indicator of economic similarity of operating segments because many of the significant costs to produce revenue in the retail grocery business are below the gross margin line. The Company’s Chief Operating Decision Maker (“CODM”) focuses on operating earnings as a percentage of sales as the key indicator for assessing performance, rather than gross margin. The Company’s earnings projections are based on operating earnings and the Company does not project future gross margins by operating segment as part of the normal planning process.

Traditional retail and Hard discount stores have historically experienced operating earnings in the mid to low single digits and are anticipated to operate at similar levels in the future. Between fiscal 2009 and fiscal 2012, the spread between the operating earnings as a percentage of sales of the Traditional retail and Hard discount store segments were not greater than 330 basis points and not less than 190 basis points.

The Company and in general the industry in which the Company operates utilizes identical retail stores sales without fuel (“ID sales”) as a key performance metric for evaluating revenue growth. This metric is commonly utilized because ID sales reflect underlying customer behavior and are impacted by customer counts, unit purchases and average retail price. Since this is the industry recognized performance metric for evaluating revenue trends, the Company believes historical and future anticipated ID sales is also an important metric to consider when determining economic similarity for aggregating operating segments.

Gross margin is not a key factor looked at by the CODM to assess performance. Within the grocery business, gross margin is not considered the best indicator of performance, or as an appropriate measure of economic similarity, because many of the significant costs of operating and producing revenue occur below the gross margin line. Certain reports provided to the CODM do include disclosure and analysis of gross margin, however such reference is generally in the context of gross margin as a component of operating earnings.

The Company’s analysis below focuses on operating earnings as a percentage of sales and ID sales.

For segment aggregation purposes, the Company evaluates future economic prospects of its Retail food operating segments based on projected operating earnings as a percentage of sales and ID sales trends. These projections incorporate many assumptions including the execution of initiatives under the Company’s “8 Plays to Win” strategy, consumer confidence and buying habits, capital investment, projected promotional activities, unemployment levels and inflation.

Future projections based on operating earnings as a percentage of sales and ID sales indicate similarities that support the aggregation of the two retail operating segments into one reportable segment.

The Company believes the Retail food operating segments have similar economic characteristics and have essentially the same future prospects, as indicated by the information presented below.

Operating earnings as a percentage of sales

Traditional retail store’s operating earnings as a percentage of sales have averaged approximately 300 basis points less than the Hard discount stores operating segment over the last three fiscal years. However, as the Company executes its business initiatives under its “8 plays to win strategy,” as outlined in the “Results of Operations” in the Company’s annual report on Form 10-K, the Company projects that the difference in the Retail food operating segments’ operating earnings as a percentage of sales is projected to narrow in the future to less than 300 basis points. The Company considers these factors as indicators of aggregation under ASC 280-10-55-7A and 55-7C.

The chart below shows both Retail food operating segment’s operating earnings as a percentage of sales for the last three fiscal years through fiscal 2012 and forecasted future earnings as percentage of sales for the next three fiscal years through fiscal 2015. The chart below excludes the impact of goodwill and intangible asset impairment charges and a severance charge within the Traditional retail stores operating segment in fiscal 2012, the impact of goodwill and intangible impairment charges, store closure and exit costs, labor buy-out costs severance charges and the impact of a labor dispute within the Traditional retail stores operating segment in fiscal 2011, and the impact of the closure of non-strategic stores to the Traditional retail stores operating segment in fiscal 2010, all of which have been disclosed in the Company’s Results from Operations in the Company’s annual report on Form 10-K.

Chart 1 provided supplementally for which confidential treatment is requested.

The chart of historical and future anticipated operating earnings as a percentage of sales for the Retail food’s operating segments, provided supplementally as Chart 1, demonstrates that the operating segments have historically been in the mid-single digits, and indicates the expectation that operating earnings as a percentage of sales will have the same future prospects over the next three years. The chart also indicates that operating earnings as a percentage of sales for both operating segments have generally trended together, and are anticipated to do so in the future.

ID sales

The chart below shows ID sales for the last three fiscal years through fiscal 2012 and forecast ID sales for the next three years through fiscal 2015.

Chart 2 provided supplementally for which confidential treatment is requested.

The chart of historical and future anticipated ID sales for the Retail food operating segments, provided supplementally as Chart 2, demonstrates that ID sales trends have generally moved in the same manner, and are anticipated to trend to the same level in terms of absolute ID sales growth over the next three fiscal years.

The Traditional retail and Hard discount store operating segments experienced declining customer counts during the market turmoil in fiscal 2010, which was a primary driver of negative customer counts for both operating segments during fiscal 2011 and 2012. Similar customer behaviors experienced in the Company’s Traditional retail stores and Hard discount stores operating segment indicate economic similarities in the Company’s customer base that support aggregation into one Retail food reportable segment.

The chart below shows identical retail store customer counts for both Retail food operating segments.

Chart 3 provided supplementally for which confidential treatment is requested.

The Company believes the aggregation of the Traditional retail and Hard discount store operating segments into one Retail food reportable segment, is appropriate because both of the Company’s Retail food operating segments are comprised of the same “types of business activities,” specifically the business of selling grocery and non-grocery items directly to consumers of groceries, and “economic environments,” specifically, all sales are made within the United States and are generally subject to similar economic and social conditions and factors, as well as regulatory environments. In addition, the Company also believes the aggregation as one reportable segment is consistent with the objective and principles set forth in ASC 280-10-55-7C, which states:

“Aggregation of segments should be consistent with the objective and basic principles of this Subtopic—to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole.”

Operating Segment information

The Company has provided the requested three-year segment detail supplementally as Table 1, for which confidential treatment is requested.

Financial reports provided to Chief Operating Decision maker

The financial reports provided to and which are regularly reviewed by the CODM to assess business performance are the Financial Report, the Executive Leadership Team Weekly Finance Reports and the Daily Sales Report. The Company has supplementally provided these reports as Exhibits 1 through 3, respectively, for which confidential treatment is requested.

*    *    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would be happy to discuss with you any additional questions the Staff may have regarding the Company’s disclosure. If you have any questions, please call me directly at 952-828-4082 or Todd Sheldon at 952-828-4062 or Jeff Steinle at 952-828-4154.

Sincerely,

/s/ Sherry M. Smith

Sherry M. Smith

Executive Vice President

and Chief Financial Officer

cc:	Craig R. Herkert, Chief Executive Officer and President

Todd N. Sheldon, Senior Vice President, General Counsel

and Corporate Secretary

Jeffrey J. Steinle, Vice President, Business Law

Irwin S. Cohen, Chairman of the Audit Committee

Gary L. Tygesson, Dorsey & Whitney LLP

John W. Atkinson, KPMG LLP

Supplementally Provided Information for which the Company Requests Confidential Treatment

1.	Chart 1 – Operating earnings as a percentage of sales

2.	Chart 2 – Identical same store retail sales

3.	Chart 3 – Identical retail store customer counts

4.	Table 1 – Gross profit as a percentage of sales

CODM Reports

5.	Exhibit 1 – Financial report

6.	Exhibit 2 – Executive leadership team weekly finance reports

7.	Exhibit 3 – Daily sales report